
07006612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-067091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/18/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DWM FINANCE LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 POST ROAD
(No. and Street)

DARIEN (City) **CT** (State) **06820** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER H. MACK **(917) 923-1478**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901, (Address) **NEW YORK** (City) **NY** (State) **10004** (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 29 2007
WASH. D.C.
185
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, JUDY KIRST-KOLKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM FINANCE LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Judy K Kirst Kolk
Signature

Member
Title

see attached page 3-27-07
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FORM OF ACKNOWLEDGEMENT FOR INDIVIDUAL

State of Connecticut

County of Fairfield ss. Darien, Connecticut

On this the 27th day of March, 2007, before me, Claire M Bacon, the undersigned officer, personally appeared Judy L Kirst-Kolkman, known to me (or satisfactorily proven) to be the person (s) whose name(s) is subscribed to the within instrument and acknowledged that she executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.

Claire M. Bacon



CLAIRE M. BACON
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires
February 28, 2012

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

DWM FINANCE LLC

INDEX

Contents	Page



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of DWM Finance LLC:

We have audited the accompanying statement of financial condition of DWM Finance LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DWM Finance LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 13, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	39,425
Prepaid expenses		1,114
TOTAL ASSETS	$	40,539

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,165
Due to affiliates		19,571
TOTAL LIABILITIES		29,736
Members' equity		10,803
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	40,539

The accompanying notes are an integral part of this financial statement.

DWM FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut during March 2005. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of National Association of Securities Dealers, Inc. ("NASD") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the NASD.

The Company is a social venture investment bank that specializes in providing debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services to select microfinance institutions and/or networks. The Company will earn advisory fees as well as fees based on the value of transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenues are recognized when the Company's services are complete, the amounts are known and collection is determined as probable.

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits.

DWM FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

DECEMBER 31, 2006

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is a component of a larger business enterprise. During 2006, two affiliated entities allocated expenses to the Company.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (8 to 1 during the first year after registration). Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of approximately $9,600, which was $4,600 in excess of the required minimum net capital at that date of $5,000. In addition, at December 31, 2006, the ratio of aggregate indebtedness to net capital is approximately 307%.

END